BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

03 JAN 29 AM 7:21

To: **SEC Headquarters**
Office of International
Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Ns. Rif.

Direzione di Gruppo
Affari Societari GFM/fg

Data

January 21th , 2003

03003355

SUPPL

File N.°: 82 - 4855

Oggetto: The Board of Directors of Banca Popolare di Lodi: extraordinary operations

Herewith enclosed, we send you the press releases, both italian version and english translation, concerning extraordinary operations.

Best Regards,

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

BANCA POPOLARE DI LODI

Attachments (2):
1) Original versione of press release;
2) English Translation.

dlw 1/29

Press release
Banca Popolare di Lodi Board Meeting

Go-ahead for a new expansion and consolidation plan: 1,000 branches by the end of 2003 Tier one from 5.25% to 8,30% Profit from ordinary operations for third quarter 2002, +77%

- **Merger of Banca Bipielle Adriatico with Banca Popolare di Lodi**
- **Merger of Banca Popolare del Trentino with Banca Popolare di Lodi**

- **Bonus issue**
- **Total amount of 63 mn euro**

- **Increase in share capital to be offered under option to the shareholders**
- **minimum of 746 mn euro and a maximum of 926 mn euro.**

- **Increase in share capital reserved for strategic investors**
- **minimum of 424 mn euro**

- **Issue of subordinated convertible bond**
- **Duration of 10 years and total amount of 1 billion euro**

The Board of Directors of Banca Popolare di Lodi, chaired by Giovanni Benevento, has unanimously approved a series of extraordinary operations of considerable operational and financial importance, which will allow Banca Popolare di Lodi, the Parent Bank, to guarantee unity of direction in its strategic policy-making and operating efficiency. The new development plan, which is designed to further rationalize the Group structure, will add continuity to the restructuring process which advanced successfully last year thanks to the formation of Bipielle Investimenti (listed on 1 November 2002) and Bipielle Retail. **The results of the restructuring can clearly be seen in the third quarter 2002 report, with a 20% increase in net interest income and profit from ordinary operations up by 77%.**
From a financial point of view, on the other hand, it will help strengthen the Group's capital structure, which in any case had tier one capital at the end of December 2002 of **more than 5%,** even including the impact of acquiring 69.62% of Banco di Chiavari.
Tier one capital, which without the increase in capital approved today could have come to around 6% by the end of 2003, will instead come to 8,30% once these operations are concluded, giving a **total capital ratio of 13.82%,** allowing the Group to sustain further growth, both internally and externally.
The objective is to position BPL stably among the **top 10 Italian banking groups,** and to propose itself increasingly **as a hub of aggregation not only of small and medium-sized banks.**
In fact, the first target is to have a deep-rooted distribution network of at least **1,000 branches** by the end of 2003, located in areas of high potential growth and to accelerate the achievement of cost and revenue synergies, helped by this latest rationalization of the Group structure.

The operational point of view

The Board of Directors has given the Chief Executive Officer a mandate to perform a feasibility study into a series of extraordinary operations designed to accelerate the achievement of synergies and to improve efficiency, above all at **Banca Popolare di Lodi**, the Parent Bank:

- Banca Bipielle Adriatico (the result of merging Banca Bipielle Romagna with Cassa di Risparmio di Imola) with Banca Popolare di Lodi.
- Banca Popolare del Trentino, with Banca Popolare di Lodi, to be agreed in advance with the Fondazione Tridentum.

These operations form part of a specific plan to reinforce and rationalize the Parent Company's distribution network, facilitating its role as coordinator of the Group's sales and marketing activities nationwide, without at all jeopardizing its local roots. This will give the BPL Group an overall distribution network of more than 850 branches (450 belonging to Banca Popolare di Lodi) located in various geographical areas of considerable commercial interest and with a high growth potential.

The financial point of view

At the same time as these operations of corporate rationalization, the Board of Directors also approved a plan to strengthen the Group's capital structure for a total amount in excess of **2 billion euro**, with a view to giving the Group adequate financial resources to justify, also in terms of its capital, the Parent Company's pre-eminence compared with the two sub-holding companies that are called upon to run two different areas of business: **Bipielle Retail,** in traditional banking activities, and **Bipielle Investimenti**, in investment banking, consumer banking and estate services.
Strengthening BPL's capital will involve the participation of new strategic partners, the purpose being to finance the Group's development plans, as well as to comply with the mandatory capital ratios.

1. **A bonus issue** of Euro 63,112,095.90, adjusting the par value of the shares from Euro 2.58, as it is now, to Euro 3, by transferring to capital the unrestricted reserves deriving from the revaluation of buildings.
2. **A rights issue to be offered to the shareholders** ., in one or more tranches, for a maximum value at par of Euro 298,303,419.00, by issuing, on one or more occasions, providing it takes place by 31 December 2004 up to a maximum of 99,434,473 shares with a par value of Euro 3 each, of which:

   b) a maximum of 90,394,975 shares, with rights from 1 January 2003, to be issued by 31 October 2003, with a share premium to be decided by the Board of Directors at not less than **Euro 5.25** and not more than **Euro 7.25**; the issue price, namely par value plus the share premium, will therefore be in the range between **Euro 8.25** and **Euro 10.25** and will be set by the Board of Directors at the time the operation is to be launched, bearing in mind the stock's performance, for a total amount of **between a minimum of 745.8 mn euro and a maximum of 926.5 mn euro;**

   b) a maximum of 9,039,498 shares with rights from 1 January 2004, to be issued without a share premium by 30 June 2004;

   to be offered under option to the shareholders and to the holders of convertible bonds in proportion to the number of shares or the number of bonds convertible into Banca Popolare di Lodi shares that they hold, based on the exchange ratio; the option right given to shareholders as part of this increase in capital will therefore involve 30 shares as per letter **a)** and 3 shares as per letter **b),** for every 60 shares and/or convertible bonds held; the shareholders or bondholders who exercise their option rights will be able to subscribe and receive the shares as per letter **b),** on 1 June 2004, providing they have maintained uninterrupted possession of the shares as per letter **a)** up to this date, except in cases of universal succession; otherwise, the shares as per letter **b)** cannot be subscribed and will not be issued;
   quite apart from subscription of the shares as per letter **b),** those who take part in the increase in capital will be allocated, free of charge, shares in Banca Popolare di Lodi S.c.ar.l., held in the issuer's portfolio, at a ratio of 1 Banca Popolare di Lodi S.c.ar.l. own share for every 60 shares or convertible bonds held prior to the execution of this increase.

3. **Increase in share capital reserved for institutional investors**, in one or more tranches, excluding option rights pursuant to art. 2441.5 of the Civil Code, for a maximum amount at par of Euro 120,000,000.00, by issuing by 31 December 2006, a maximum of **40,000,000 shares**, of par value Euro 3 each, with normal rights, at a minimum unit price of not less than the net equity per share, as shown in the latest financial statements approved at the time of the issue and taking account of the funds deriving from the increase in capital offered under option to the shareholders, as mentioned above shareholders' equity, to be offered under option to collective investment undertakings and strategic partners, as well as to companies of national or international importance that have signed or are signing strategic and/or commercial agreements with Banca Popolare di Lodi or its subsidiaries, in the interest of the Group, in the banking, insurance, asset management, corporate finance and merchant banking sectors. the issue price will be set by the Board of Directors at the time the operation is to be launched, bearing in mind the stock's performance; the increase in capital can also be carried out in various tranches over a period of 5 years, for a **minimum of 424 mn euro**. The Board of Directors has also given a mandate to **Efibanca** to make contact with strategic partners with which to place this increase in capital.

4. **An issue in one or more tranches of subordinate convertible bonds** for a total nominal value of **1 billion euro**, excluding option rights, providing it takes place within 3 years of the shareholders' approval. The nominal unit value of the bonds will be set at not less than the net equity per share, as shown in the latest financial statements approved at the time of the issue and taking account of the funds deriving from the increase in capital offered under option to the shareholders, as mentioned above; the bonds will be convertible at par into newly issued Banca Popolare di Lodi shares with normal rights. At the same time, an increase in capital will be approved exclusively to service conversion of the bonds.

5. An amendment to the resolution passed at the extraordinary shareholders' meeting of 10 November 20, for the exclusive purpose of allocating to holders of **warrants** (expiry-date 31-12-2003) for the purchase and/or subscription of shares in **Banca Bipielle Network S.p.A.** also the right to purchase shares in Banca Bipielle Investimenti S.p.A., which are the object of the Public Sale Offering involving shares in Bipielle Investimenti S.p.A., at a discount of 10-20% on the selling price. On this subject the Board of Directors of Banca Popolare di Lodi has decided to sell up to a maximum of 9,466,457 Bipielle Investimenti shares during the current year. The sale will take place in accordance with the current rules on soliciting investments. The selling price will be the higher of net equity per share and the weighted average market price in the last month prior to the one in which the Board of Directors meets to establish the sale procedures. It will be possible to buy one Bipielle Investimenti share for every warrant held.

The resolutions passed today by the Board of Directors will be submitted for approval by the ordinary and Extraordinary Shareholders' Meetings of Banca Popolare di Lodi which will presumably be held during the first quarter of 2003.

Lodi, 01 - 21 - 03

BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

Comunicato stampa
CdA Banca Popolare di Lodi

Via libera a un nuovo progetto di crescita e consolidamento: 1000 filiali entro il 2003 Tier one dal 5,25% al 8,30% Risultato ordinario al terzo trimestre 2002, +77%

- **Fusione per incorporazione nella Banca Popolare di Lodi della Banca Bipielle Adriatico**
- **Fusione per incorporazione nella Banca Popolare di Lodi della Banca Popolare del Trentino**

- **Aumento di capitale gratuito**
- Importo complessivo **63 mln di euro**

- **Aumento di capitale da offrirsi in opzione ai soci**
- Importo complessivo compreso tra un minimo di **746 mln. di euro** e un massimo di **926 mln. di euro**

- **Aumento di capitale riservato a investitori strategici**
- Importo complessivo **minimo** di **424 mln. di euro**

- **Emissione di prestito obbligazionario convertibile subordinato**
- Durata 10 anni - Importo complessivo **1 miliardo di euro**

Il consiglio d'amministrazione della Banca Popolare di Lodi, presieduto da Giovanni Benevento, ha approvato all'unanimità una serie di operazioni di carattere straordinario con una forte valenza industriale e finanziaria, che consentiranno alla Capogruppo Banca Popolare di Lodi di garantire unitarietà di indirizzo strategico ed efficienza operativa. Il nuovo piano di sviluppo, finalizzato a razionalizzare ulteriormente la struttura societaria del Gruppo, permetterà di dare continuità al processo di ristrutturazione portato avanti con successo lo scorso anno attraverso la costituzione di Bipielle Investimenti (società quotata dallo scorso 1 novembre 2002) e Bipielle Retail. **I risultati della ristrutturazione emergono con evidenza già nella relazione del terzo trimestre 2002, con il margine di interesse in crescita del 20% e l'utile ordinario che sale del 77%.**
Sotto il profilo finanziario consentirà, invece, di rafforzare la struttura patrimoniale del Gruppo, che dispone comunque a fine dicembre 2002 di un tier one **superiore al 5%,** anche includendo l'effetto dell'acquisizione del 69,62% del Banco di Chiavari.
Il tier one, che senza l'operazione di aumento di capitale deliberato oggi si sarebbe attestato al 6% entro il 2003, si posizionerà invece ad operazione conclusa (aumento di capitale in opzione ai soci) al **8,30% e il total capital ratio al 13,82%,** consentendo al Gruppo di sostenere un'ulteriore crescita per linee interne ed esterne.
L'obiettivo è di posizionarsi stabilmente **tra i primi 10 gruppi creditizi nazionali,** e di proporsi sempre più **come polo aggregante non solo di banche di piccole e medie dimensioni.**
Il primo traguardo è infatti quello di arrivare entro il 2003 a disporre di una rete distributiva radicata di almeno **1.000 filiali**, in aree ad alto potenziale di crescita, e di accelerare il raggiungimento di sinergie di costo e ricavo anche grazie a nuove operazione di razionalizzazione della struttura societaria.

Profilo Industriale

Il Consiglio di Amministrazione ha dato mandato all'amministratore delegato di avviare la fase di studio al fine di realizzare alcune operazioni di carattere straordinario finalizzate ad accelerare l'emersione di sinergie e migliorare l'efficienza, che riguarderanno innanzitutto la Capogruppo **Banca Popolare di Lodi**:
- fusione per incorporazione nella Banca Popolare di Lodi della **Banca Bipielle Adriatico** (derivante dall'incorporazione della Banca Bipielle Romagna nella Cassa di Risparmio di Imola).
- fusione per incorporazione nella Banca Popolare di Lodi della **Banca Popolare del Trentino,** da concordare preventivamente con la Fondazione Tridentum.

Le operazioni rientrano in un preciso piano finalizzato a potenziare e razionalizzare la rete di vendita della Capogruppo facilitandone il ruolo di coordinamento dell'attività commerciale su scala nazionale mantenendo intatto il radicamento sul territorio. Il Gruppo Bipielle potrà così disporre complessivamente di una rete

distributiva composta di oltre **850 filiali** (450 della **Banca Popolare di Lodi**) dislocate in aree geografiche di grande interesse commerciale e con elevate potenzialità di sviluppo.

Profilo Finanziario
Contestualmente alle citate operazioni di razionalizzazione societaria il consiglio di amministrazione ha deliberato un piano di rafforzamento della struttura patrimoniale, per un ammontare complessivo superiore ai **2 miliardi di euro**, con l'obiettivo di dotare il Gruppo di mezzi finanziari idonei a giustificare anche patrimonialmente la sovraordinazione della Capogruppo rispetto alle due sub-holding chiamate a gestire due differenti aree di business: **Bipielle Retail**, con l'attività bancaria tradizionale, e **Bipielle Investimenti** con l'*Investment Banking,* il *Consumer Banking* e l'*Estate Services.*
Il rafforzamento patrimoniale, che sarà realizzato anche attraverso l'ingresso di nuovi partner strategici, servirà soprattutto a sostenere i piani di sviluppo del Gruppo, oltre che a migliorare il livello dei ratios prescritti dalle norme di vigilanza.

1. **Aumento di capitale gratuito** per Euro 63.112.095,90, con variazione del valore nominale unitario dell'azione dagli attuali Euro 2,58 ad Euro 3, mediante imputazione a capitale di riserve disponibili derivanti da fondi di rivalutazione degli immobili.
2. **Aumento di capitale in opzione ai soci**, in forma scindibile, per nominali massimi Euro 298.303.419,00, mediante emissione, in una o più volte, purché entro il 31 dicembre 2004, di massimo **n. 99.434.473** azioni da nominali Euro 3 cadauna, di cui:

   a) massimo n. 90.394.975 azioni, con godimento 1° gennaio 2003, da emettersi, entro il 31 ottobre 2003, con sovrapprezzo da stabilirsi dal Consiglio di Amministrazione in misura non inferiore ad **Euro 5,25** e non superiore ad **Euro 7,25**; il prezzo di emissione, dato dal prezzo nominale più il sovrapprezzo, sarà quindi compreso nel range tra **8,25 Euro** e **10,25 Euro** e sarà determinato dal consiglio di amministrazione al momento del lancio dell'operazione, tenuto conto anche dell'andamento del titolo, per un ammontare complessivo **compreso tra un minimo di 745,8 mln.** di euro **e un massimo di 926,5 mln.** di euro;

   b) massimo n. 9.039.498 azioni con godimento 1° gennaio 2004, da emettersi senza sovrapprezzo, entro il 30 giugno 2004;

   da offrirsi in opzione agli azionisti ed ai possessori di obbligazioni convertibili, in proporzione al numero di azioni o, sulla base del rapporto di concambio, al numero di obbligazioni convertibili in azioni Banca Popolare di Lodi possedute; pertanto, il diritto di opzione riconosciuto agli azionisti in esecuzione del presente aumento di capitale avrà per oggetto n. 30 azioni di cui alla lettera **a)** e n. 3 azioni di cui alla lettera **b),** ogni n. 60 azioni e/o obbligazioni convertibili possedute; l'azionista o l'obbligazionista che abbia esercitato il diritto di opzione, potrà sottoscrivere e ricevere le azioni di cui alla lettera **b),** in data 1° giugno 2004, purché sino a tale data abbia conservato, salvi casi di successione a titolo universale, l'ininterrotto possesso delle azioni di cui alla lettera **a)**, in difetto di che le azioni di cui alla lettera **b)** non potranno essere sottoscritte e non saranno emesse;
   indipendentemente dalla sottoscrizione delle azioni di cui alla lettera **b)**, agli aderenti all'aumento di capitale saranno assegnate, a titolo gratuito, azioni banca Popolare di Lodi S.c.ar.l. in portafoglio dell'emittente, in ragione di 1 azione propria Banca Popolare di Lodi Scarl ogni n. 60 azioni o obbligazioni convertibili possedute prima dell'esecuzione del presente aumento.

3. **Aumento di capitale riservato agli investitori istituzionali**, in forma scindibile, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5 Cod. Civ., per un importo nominale massimo di Euro 120.000.000,00, mediante emissione, entro il 31 dicembre 2006, di massime **n. 40.000.000 azioni**, del valore nominale di Euro 3 cadauna, godimento regolare, con prezzo unitario minimo non inferiore al patrimonio netto per azione, come risultante dall'ultimo bilancio approvato al momento dell'emissione e tenendo conto del patrimonio riveniente dall'aumento di capitale in opzione ai soci sopra citato, da offrirsi in sottoscrizione ad Organismi di Investimento Collettivo del Risparmio e partner strategici, nonché imprese di rilievo nazionale o internazionale che abbiano concluso o concludano con la Banca Popolare di Lodi o con sue controllate accordi strategici e/o commerciali, nell'interesse del Gruppo, nei settori bancario, assicurativo, dell'asset management, del corporate finance e del merchant banking. Il prezzo di emissione sarà determinato dal consiglio di amministrazione al momento del lancio dell'operazione, tenuto conto anche dell'andamento del titolo; l'aumento di capitale potrà essere realizzato anche in più tranche, nell'arco di 5 anni, per un ammontare **minimo pari a 424 mln di euro.** Il Consiglio di

amministrazione ha dato inoltre mandato a **Efibanca** di avviare i contatti con i partner strategici al fine di collocare il suddetto aumento di capitale.

4. **Emissione, anche in più tranche di obbligazioni convertibili subordinate** per un valore nominale complessivo di **1 miliardo di euro**, con esclusione del diritto di opzione, purché entro 3 anni dalla deliberazione assembleare. Il valore nominale unitario delle obbligazioni sarà determinato in misura non inferiore al patrimonio netto per azione, come risultante dall'ultimo bilancio approvato al momento dell'emissione e tenendo conto del patrimonio riveniente dall'esecuzione dell'aumento di capitale in opzione ai soci sopra citato; le obbligazioni saranno convertibili alla pari in azioni Banca Popolare di Lodi di nuova emissione, godimento regolare. Contestualmente verrà deliberato un aumento di capitale a servizio esclusivo della conversione dell'obbligazione.

5. Modifica della deliberazione dell'assemblea straordinaria del 6 novembre 2000, all'esclusivo fine di assegnare ai possessori di **warrant** (in scadenza il 31 dicembre 2003) per l'acquisto e/o la sottoscrizione di azioni **Banca Bipielle Network** S.p.A. anche il diritto di acquistare azioni di Bipielle Investimenti S.p.A., con uno sconto del 10-20% sul prezzo di vendita. A tal proposito il Consiglio di amministrazione della Banca Popolare di Lodi ha deliberato di procedere entro il corrente esercizio alla vendita di massimo numero 9.466.457 azioni Bipielle Investimenti. La vendita avverrà secondo la vigente normativa in materia di sollecitazione all'investimento. Il prezzo della vendita sarà il più alto fra quello corrispondente al patrimonio netto per azione e il prezzo medio ponderato dell'ultimo mese di quotazione, anteriore al mese in cui si terrà il Consiglio di Amministrazione che stabilirà le modalità della vendita. Per ogni warrant posseduto sarà possibile acquistare un'azione Bipielle Investimenti.

Le delibere approvate in data odierna dal consiglio di amministrazione verranno sottoposte all'Assemblea Ordinaria e Straordinaria dei Soci della Banca Popolare di Lodi che si terrà presumibilmente entro il primo trimestre del 2003.